Keefe, Bruyette & Woods
One-on-One Meetings
Charlotte, NC & Atlanta, GA
February 5 - 6, 2013

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2011 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, that the businesses of WesBanco and Fidelity may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, Financial Institution Regulatory Authority, Municipal Securities Rulemaking Board, Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance
(including Fidelity)

- Headquarters in Wheeling, West Virginia
- Assets: $6.1 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 118 banking offices + Pittsburgh Business Loan Office
  - 107 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

* Traded as WSBC on NASDAQ.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	40*	40
Paul Limbert	President & CEO	35	35
Robert Young, CPA	EVP & CFO	26	11
Peter Jaworski	EVP & Chief Credit Officer	28	17
Bernard Twigg	EVP – Commercial Loans	28	9
Jonathan Dargusch	EVP – Wealth Management	31	2

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 4 times in last 8 quarters totaling 28.6%.
- Continued growth in earnings and improved credit quality.
- Continued control of expenses.
- Continued growth in deposits and loans with a strong loan origination focus.
- Formed a private banking team to coordinate delivery of special service products.
- Acquired Fidelity Bancorp.

WesBanco
By all accounts, better.

Fidelity Transaction Summary

- Natural expansion opportunity into largest deposit market in close proximity to WSBC headquarters.
- Builds on WSBC's existing commercial/retail presence in Pittsburgh market.
- Provides high quality branch network with no overlap to existing WSBC branches.
- Attractive financial results.
- Deployment of excess capital to enhance earnings while remaining significantly well-capitalized.

WesBanco
By all accounts, better.

An Expanding Franchise in Contiguous Markets: 118 banking offices


Toledo
Cleveland
Columbus
Ohio
Springfield
Dayton
Cincinnati
Pittsburgh
Wheeling
West Virginia
Charleston
Huntington
Kentucky

WesBanco   Fidelity Bancorp

WesBanco
By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president.
- Expect to grow to $1 billion in loans in next few years.
- Add Production Staff – reducing back office staff.
  - Loan officers – with a senior commercial lender
  - Treasury management
  - Trust – wealth management
  - Insurance
- Expect to expand branch network in future years.

Proven Acquisition Track Record

- History of successful consolidations.
- WesBanco is focused on targeted M & A opportunities in its higher growth metro markets within our market areas.
- Management, technology/ back office and capital/ liquidity strength to compete for deals of interest.
- Current stock valuation provides for upside potential for acquired bank's shareholders.

Opportunities for Organic Growth

- Marcellus/Utica Shale Opportunity
  - Land owners are finding new wealth.
    - Large cash payments for drilling rights.
    - Land owners need financial advice.

- Our products in the retail bank provide short-term solutions.
- Our products in the wealth management function provide longer term solutions.
- Private banking combines all products and provides opportunities for financial advice.



Ethane Infrastructure in the Marcellus and Utica Shales
Existing and proposed
Mariner West
Existing Sunoco Pipeline
to Michigan and Canada
PA
OH
New MarkWest Pipeline
Proposed Mariner East
Harrison County (Chesapeake)
Existing Sunoco Pipeline
Enterprise Products Partners
ATEX Express Pipeline
Harrison County (MarkWest)
Houston (MarkWest)
Majorsville, W.Va. (MarkWest)
Ft. Wetzel (Caiman)
Ft. Beeler (Caiman)
Natrium, W.Va. (Dominion)
Hastings (Dominion)
MD
to Indiana and Gulf of Mexico
VA
Siloam, Ky. (MarkWest)
WV
KY
Kenova, W.Va. (MarkWest)
Fractionator
Marcellus shale area
Estimated rich "wet" gas area
Utica shale area
Wet Utica shale area
Source: The State Journal research

WesBanco
By all accounts, better.

WSBC West Virginia and Ohio Marcellus/Utica Shale Opportunity

Marcellus Shale Regional Coverage



MI
NY
Erie
PA
NJ
IN
Harrisburg
Philadelphia
Pittsburgh
OH
WV
KY
VA
TN
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460

WesBanco (105 Branches) | Fidelity (13 Branches)

WV and OH Marcellus Shale Opportunity[1]



HBAN
WSBC
UBSI
BBT
PNC
JPM
UCFC
PEBO
SMMF
Farmers NBC
0.0%
4.0%
8.0%
12.0%
16.0%
Deposit Market Share in WV and OH Marcellus Shale Counties

Source: SNL Financial, U.S. Bureau of Land Management, Geology.com and Catskillmountainkeeper.org
(1) Includes 32 WV counties and 10 OH counties with viable natural gas extraction areas;

WesBanco
By all accounts, better.

Wealth Management Services

- $3.2B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust and Brokerage under one management team.
- 10 locations in WV & OH
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$14.9
$13.7
$15.8
$17.2
$18.0
$2.4
$2.7
$2.9
$3.0
$3.2
$2.6
$4.2
$4.6
$4.4
$4.6
2008
2009
2010
2011
2012

WesBanco
By all accounts, better.

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	Year Ended December 2012	Year Ended December 2011	% Change
Net Income excluding restructuring and merger related expenses *	$52,071	$43,809	18.86%
Diluted Earnings Per Share excluding restructuring and merger related expenses*	$ 1.94	$ 1.65	17.65%
Provision for Credit Losses	$19,874	$35,311	(43.72%)
Return on Average Assets	0.88%	0.81%	8.64%
Return on Average Tangible Equity*	13.68%	13.32%	2.70%
Net Interest Margin (FTE)	3.53%	3.66%	(3.55%)
Efficiency Ratio, excludes restructuring and merger related expenses*	60.98%	59.50%	2.49%

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

WesBanco has low volatility earnings, with a robust and stable business model

Last 8 quarters core earnings volatility [1]


43%
42%
41%
30%
26%
25%
23%
13%
11%
11%
9%
7%
6%
Median: 24%
STBA
PRK
FCF
FRME
PEBO
MSFG
CHCO
ONB
FNB
CTBI
UBSI
WesBanco
FFBC

Source: SNL Financial, Company filings
Note: Financial data as of September 30, 2012
[1] Volatility calculated as the standard deviation of change in 4qtr core income / average 5qtr end of period assets

WesBanco is a proven and disciplined acquirer and integrator, having successfully deployed capital to strategically grow franchise and create shareholder value

Acquisitions since 2003 ($mm)

	Target	Announce date	Target HQ (City, state)	Branches (#)	Total deposits ($mm)	Total assets ($mm)	Deal value ($mm)	Price / TBV (x)
	Whole-company deals							
1	Fidelity Bancorp	07/19/12	Pittsburgh, PA	13	$461	$666	$73	1.7x
2	Oak Hill Financial	07/19/07	Jackson, OH	36	950	1,287	199	2.3x
3	Western Ohio Financial	08/25/04	Springfield, OH	7	257	554	103	1.4x
4	Winton Financial	04/01/04	Cincinnati, OH	7	365	400	68	2.1x
	WesBanco median							**1.9x**
	Comparables median[1]							**2.3x**
	Branch deals							
5	AmTrust Financial Corporation	01/21/09	Cleveland, OH	5	$599	$581	NA	3.5%[3]
	Comparables median[2]							**7.5%[3]**
	Total			**68**	**$2,633**	**$3,487**		
	% of 1Q '04 franchise			*45.6%*	*107.0%*	*103.3%*		

Source: SNL Financial
Note: Financial data as of September 30, 2012
[1] Represents whole-company deals in which the target was in PA or OH after January 1, 2003 with a deal value between $50mm - $250mm
[2] Represents thrift branch deals in which the target was in PA or OH after January 1, 2003 with total deposits transferred of $25mm or greater
[3] Represents premium to total deposits

WesBanco has consistently created shareholder value and grown tangible book per share, while also successfully deploying capital via earnings accretive acquisitions

($ per share)



Tangible book value per share
Cumulative dividends
CAGR '07 – '12: 9%
$12.54
$1.10
$11.44
$14.24
$2.22
$12.02
$14.37
$3.06
$11.31
$15.71
$3.62
$12.09
$17.41
$4.24
$13.17
$18.59
$4.42
$14.17
2007Y
2008Y
2009Y
2010Y
2011Y
2012Q3

Source: SNL Financial

Note: Financial data as of September 30, 2012; Dividends are shown as paid and not assumed to be reinvested

Summary – Capital Ratios %


Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
13.93%
6.68%
14.14%
6.76%
14.36%
7.00%
14.45%
7.13%
13.86%
6.77%
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)


$ 550
450
350
250
150
50
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12*
Loan Growth
Deposit Growth
Capital Growth

*4Q'12 includes the 11/30/12 acquisition of Fidelity Bancorp.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.62 B
~26.7% of total assets


US Govt. Agencies 5.9%
Municipals, 36.8%
Agency Mortgage-Backed & CMOs, 54.5%
Equities & Others, 2.8%

- Average tax-equivalent portfolio yield of 3.06% at 12/31/12.
- WAL approx. 3.9 years; modified duration 3.3%.
- Over 50% unpledged.
- Sold approx. 60% or $130 million of Fidelity portfolio including TRUPs, non-Agency MBS, and impaired equities.
- Net unrealized AFS securities gains of $20.7 million at 12/31/12: total portfolio gain of $57.5 million.

WesBanco
By all accounts, better.

Diversified Loan Portfolio

12/31/12

Total Portfolio Loans = $3.71 B


Comm. & Ind., 12.9%
LHFS, 0.5%
Consumer, 7.6%
HELOC, 7.5%
Res. Real Estate, 21.4%
Comm. Real Estate, 50.1%

Comm. Real Estate = $1.86 B


Const & Dev. 10.4%
Investor-owned 60.3%
Owner-occupied 29.3%

WesBanco

By all accounts, better.

Non Performing Assets & Criticized/Classified Loans as a Percentage of Total Loans


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
Total Non Performing Assets
Total Criticized and Classified Loans

WesBanco
By all accounts, better.

Allowance for Loan Losses & Non Performing Loans as a Percentage of Total Loans


3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
Allowance for Loan Losses
Non Performing Loans

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*



Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$57.5
$59.3
$60.4
$60.2
$62.6
2008
2009
2010
2011
2012

- Non-interest income contributed 28% of net revenue for the year 2012.
- Non-bank offerings (trust, insurance, securities) contributed $25.2 million to 2012 revenue.
- Electronic banking income increased $1.2 million or 12.4% in 2012 compared to 2011.
- Service charges on deposits have slowed their rate of decline after the 2010 implementation of the new overdraft regulations. Increased income in electronic banking has helped to offset these declines.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to provide for additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.

WesBanco
By all accounts, better.

Appendix: Loan Totals by Market ($ millions)

December 31, 2012	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 473	$ 417	$ 890	25%
North Central WV	251	204	455	12%
Parkersburg	172	83	255	7%
Kanawha Valley	69	55	124	3%
Western PA	320	165	485	13%
Total East Markets	**$ 1,285**	**$ 924**	**$ 2,209**	**60%**
Central Ohio	611	166	777	21%
Southwest Ohio	301	133	434	12%
Southeast Ohio	148	120	268	7%
Total West Markets	**$ 1,060**	**$ 419**	**$ 1,479**	**40%**
Total Bank	**$ 2,345**	**$ 1,343**	**$ 3,688**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

December 31, 2012	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 722	$ 4,807	$ 3,748	$ 129	$9,406	13%
North Central WV	460	2,721	2,639	----	5,820	8%
Parkersburg	310	1,693	1,491	267	3,761	5%
Kanawha Valley	25	678	411	215	1,329	2%
Western PA	1,353	2,458	2,401	3,756	9,968	13%
Total East Markets	**$ 2,870**	**$ 12,357**	**$ 10,690**	**$ 4,367**	**$30,284**	**41%**
Central Ohio	832	14,090	4,823	1,128	20,873	28%
Southwest Ohio	958	10,123	7,582	146	18,809	25%
Southeast Ohio	634	2,802	1,186	100	4,722	6%
Total West Markets	**$ 2,424**	**$ 27,015**	**$ 13,591**	**$ 1,374**	**$44,404**	**59%**
Total Bank	**$ 5,294**	**$ 39,372**	**$ 24,281**	**$ 5,741**	**$74,688**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Net Income and Earnings Per Share

($ in thousands, except per share data)	12/31/12	12/31/11
Net Income	$49,544	$43,809
Add: restructuring and merger related expense (net of tax)	2,527	---
Net Income excluding restructuring and merger related expense	$52,071	$43,809
Earnings per common share – diluted	$1.84	$1.65
Add: restructuring and merger related expense (net of tax)	0.10	---
Operating earnings per common share - diluted	$1.94	$1.65

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands, except per share data)	12/31/12	12/31/11
Non-interest expense	$150,120	$140,295
Less: restructuring and merger related expense	3,888	---
Non-interest expense excluding restructuring and merger related expense	$146,232	$140,295
Net Interest income (on a fully taxable equivalent basis)	$175,027	$175,885
Non-interest income	64,775	59,888
Total income	$239,802	$235,773
Non-interest expense / total income	60.98%	59.50%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	4Q'11	1Q'12	2Q'12	3Q'12	4Q'12
Total shareholder's equity	$ 633,790	$ 642,001	$ 649,112	$ 659,322	$ 714,184
Less: goodwill & other intangible assets	(283,150)	(282,612)	(282,088)	(281,570)	(324,465)
Tangible equity	$ 350,640	$ 359,389	$ 367,024	$ 377,752	$ 389,719
Total assets	$5,536,030	$5,600,643	$5,525,405	$5,576,959	$6,078,717
Less: goodwill & other intangible assets	(283,150)	(282,612)	(282,088)	(281,570)	(324,465)
Tangible assets	$5,252,880	$5,318,031	$5,243,317	$5,295,389	$5,754,252
Tangible equity to tangible assets	**6.68%**	**6.76%**	**7.00%**	**7.13%**	**6.77%**

WesBanco

By all accounts, better.

Non-GAAP Financial Measures

Operating non-interest income

($ in thousands)

	2008	2009	2010	2011	2012
Non-interest Income	$ 57,346	$ 64,589	$ 59,599	$ 59,888	$ 64,775
Less: Net Securities gains	1,556	6,046	3,362	963	2,463
Less: net gains/losses on other real estate owned and other assets	(1,715)	(747)	(4,128)	(1,290)	(305)
Net operating non-interest income	$ 57,505	$ 59,290	$ 60,365	$ 60,215	$ 62,617

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	12/31/11 YTD	12/31/12 YTD
Net income	$ 43,809	$ 49,544
Plus: amortization of intangibles	1,566	1,398
Net income before amortization of intangibles	$ 45,375	$ 50,942
Average total shareholders' equity	$ 625,061	$ 656,684
Less: average goodwill & other intangibles	(284,304)	(284,270)
Average tangible equity	$ 340,757	$ 372,414
Return on average tangible equity	13.32%	13.68%

WesBanco
By all accounts, better.

WesBanco®

By all accounts, better.